As filed with the Securities and Exchange Commission on April 23, 2010
Registration No. 333-149290

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
POST-EFFECTIVE AMENDMENT NO. 8 TO
Form S-11

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF CERTAIN REAL ESTATE COMPANIES

Cole Credit Property Trust III, Inc.
(Exact Name of Registrant as Specified in Its Governing Instruments)

2555 East Camelback Road, Suite 400
Phoenix, Arizona 85016
(602) 778-8700
(Address, Including Zip Code and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

D. Kirk McAllaster, Jr.
Executive Vice President, Chief Financial Officer, Treasurer and Secretary
Cole Credit Property Trust III, Inc.
2555 East Camelback Road, Suite 400
Phoenix, Arizona 85016
(602) 778-8700
(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Lauren Burnham Prevost, Esq.
Heath D. Linsky, Esq.
Morris, Manning & Martin, LLP
1600 Atlanta Financial Center
3343 Peachtree Road, N.E.
Atlanta, Georgia 30326-1044
(404) 233-7000

Approximate date of commencement of proposed sale to the public:   As soon as practicable following effectiveness of this Registration Statement.

If any of the securities registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act check the following box:  ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☑  Registration No. 333-149290

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

Explanatory Note: This Post-Effective Amendment No. 8 to the Registration Statement on Form S-11 (Registration No. 333-149290) is filed pursuant to Rule 462(d) under the Securities Act of 1933 solely to add certain exhibits not previously filed with respect to such Registration Statement.

Item 36.	Financial Statements and Exhibits

(b) Exhibits.

The following exhibit is filed as part of this registration statement.

Ex.	Description
3.3	Articles of Amendment (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 333-149290) filed on April 9, 2010).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-11 and has duly caused this Post-Effective Amendment No. 8 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on the 23rd day of April, 2010.

Cole Credit Property Trust III, Inc.

By:	/s/ Christopher H. Cole
Christopher H. Cole
Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 8 to the Registration Statement has been signed by the following persons in the capacities indicated and on the dates indicated.

Signature		Title	Date

/s/ Christopher H. Cole Christopher H. Cole		Chief Executive Officer, President and Director (Principal Executive Officer)	April 23, 2010

/s/ D. Kirk McAllaster, Jr. D. Kirk McAllaster, Jr.		Executive Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	April 23, 2010

* Thomas A. Andruskevich		Director	April 23, 2010

* Marcus E. Bromley		Director	April 23, 2010

* Scott P. Sealy, Sr.		Director	April 23, 2010

* Leonard W. Wood		Director	April 23, 2010

*By:	/s/ D. Kirk McAllaster, Jr. D. Kirk McAllaster, Jr. Attorney-in-fact

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